UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 11-K
________________

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
       For the fiscal year ended January 31, 2006.

or

[  ] Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
      For the transition period from ______ to ______.

Commission file number 1-6991

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
________________

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716
________________

Financial Statements
and Supplemental Schedules
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
As of January 31, 2006 and 2005, and for the year ended January 31, 2006

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Financial Statements and
Supplemental Schedules

As of January 31, 2006 and 2005, and for the year ended January 31, 2006

Contents

                                Report of Independent Registered Public Accounting Firm        1

                                Audited Financial Statements

                                Statements of Net Assets Available for Benefits              2
                                Statement of Changes in Net Assets Available for Benefits       3
                                Notes to Financial Statements                                                                          4

                                Supplemental Schedules

                                Schedule H; Line 4i—Schedule of Assets (Held at End of Year)     18
                                Schedule H; Line 4j—Schedule of Reportable Transactions                    21

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended January 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended January 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of January 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

July 14, 2006

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31,
	2006	2005

Assets
Investments	$22,764,754	$18,657,496

Receivables:
Company contributions	5,947,936	5,296,568
Associate contributions	15,838	11,365
Due from broker	435	45
Total receivables	$5,964,209	$5,307,978
Cash	9,244	4,010

Net assets available for benefits	$28,738,207	$23,969,484

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended January 31, 2006

Additions
Company contributions	$5,762,476
Associate contributions	504,032
Interest and dividend income	501,078
Other, net	207,628
Total additions	6,975,214

Deductions
Benefit payments	1,359,325
Net depreciation in fair value of investments	811,249
Administrative expenses	35,917
Total deductions	2,206,491

Net increase	4,768,723
Net assets available for benefits, at beginning of year	23,969,484
Net assets available for benefits, at end of year	$28,738,207

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements
January 31, 2006

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2006. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Internal Revenue Code of 1994, as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Puerto Rico, Inc. (“Wal-Mart” or the “Company”) reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Plan is a defined contribution plan which was established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.

Each eligible employee who was a participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be an eligible employee. Each eligible employee who was not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of the Puerto Rico Internal Revenue Code of 1994 and ERISA.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Wal-Mart Stores, Inc.’s Vice-President, Retirement Plans, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) while Merrill Lynch Investment Managers LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. Merrill Lynch makes payouts from the Plan in accordance with the Plan. The custodian is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch and manager of the Merrill Lynch Equity Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants. Merrill Lynch is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company’s Qualified Non-Elective contributions and Profit Sharing contributions if the associate meets certain eligibility requirements. To be eligible to receive Company contributions, the associate must complete at least 1,000 hours of service during the Plan year for which the contributions are made, as well as be employed on the last day of that Plan year.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Wal-Mart’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of Wal-Mart Stores, Inc., or its authorized committee or delegate, at their discretion, determines the Company’s contributions (if any). The Company’s contribution for each associate will be based on a percentage of the associate’s eligible wages for the Plan year. For the Plan year ended January 31, 2006, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of the Company’s Qualified Non-Elective contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code of 1994 and ERISA.

Participants’ Accounts

Each participant’s account is credited with earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contribution to the Plan made on the participant’s behalf, and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2006 and 2005, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to remaining participants totaled approximately $232,000 and $253,000, respectively.

Vesting

Participants are immediately vested in all elective contributions, Qualified Non-Elective contributions, and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contributions vest based on years of service at a rate of 20% per year from years three through seven. Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, or total and permanent disability or death.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company is a lump-sum payment or five-year annual installments in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company.

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Puerto Rico Internal Revenue Code of 1994 and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall be immediately vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

A participant or former participant may direct Merrill Lynch to invest any portion of his/her elective contributions and Qualified Non-Elective contributions in available investment options. Participant investment options include a variety of mutual funds, a common/collective trust, Wal-Mart common stock, and a stable value fund, which consists of a money market fund, a common/collective trust and guaranteed investment contracts. Participants may change their selections at any time.

Participants’ Profit Sharing contributions and Profit Sharing Plan rollover contributions are invested at the direction of the Retirement Plans Committee for participants with less than seven years of service. Participants with at least seven years of service may direct Merrill Lynch to invest such contributions in available investment options. Participant investment options include a variety of mutual funds, a common/collective trust, Wal-Mart common stock, and a stable value fund, which consists of a money market fund, a common/collective trust and guaranteed investment contracts. The associates may change their selections at any time throughout the year.

Participant investments not directed by the associate shall be invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end based on the underlying fair value of the assets held by the fund. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at the fair value of the underlying assets determined by Merrill Lynch. Guaranteed investment contracts held by the Plan through a stable value fund are considered to be fully benefit-responsive, and therefore, are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rates less withdrawals. Contract value approximates fair value as of January 31, 2006 and 2005 (see Note 3). Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan related to the year ending January 31, 2006, were paid in March 2006.

The Company bears the majority of costs associated with administering the Plan, except for certain expenses paid by the Plan participants.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF”) is a stable value fund. The RPF is invested in a money market fund, a common/collective trust (the “Merrill Lynch Retirement Preservation Trust”), guaranteed investment contracts (“GIC’s”), separate account GIC’s and synthetic GIC’s. The synthetic GIC’s are secured by underlying fixed income assets. The crediting interest rates on the investment contracts ranged from 2.8% to 5.7% for the year ended January 31, 2006, and from 2.8% to 6.0% for the year ended January 31, 2005. Average duration for all investment contracts was 2.8 years and 2.3 years at January 31, 2006, and January 31, 2005, respectively. The average yield was 4.47% in 2006 and 4.11% in 2005. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

The contract or crediting rates for certain stable value investment contracts are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-date maturity, duration and market value relative to contract value. All contracts have a guaranteed rate of 0.0% or higher with respect to interest rate resets.

A synthetic GIC provides for a guaranteed return on principle over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value on the synthetic GIC’s is approximately $1,026,000 and $425,000 at January 31, 2006 and 2005, respectively. Included in the contract value of the synthetic GIC’s is approximately $23,000 and $2,000 at January 31, 2006 and 2005, respectively, attributable to the wrapper contract providers representing the amounts by which the value of the contracts is greater than (less than) the value of the underlying assets.

4. Investments

Merrill Lynch holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

4. Investments (continued)

During the 2006 Plan year, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net
Appreciation (Depreciation)
in Fair Value
of Investments

Common Stock	$(1,317,619)
Mutual Funds	401,770
Common/Collective Trusts	100,114
GICs	4,486
Total	$(811,249)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
	2006	2005
PIMCO Total Return Fund	3,514,150	2,346,761
Merrill Lynch Retirement Preservation Trust	2,551,570	2,272,446
Wal-Mart Stores, Inc. Common Stock	10,647,256	10,135,091

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	As of January 31, 2006
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Assets:
Common Stock	$10,647,256	$-	$-	$-	$-	$-	$-	$-	$-	$10,647,256
Mutual Funds	-	-	-	603,966	537,706	3,438,969	640,116	843,450	848,837	6,913,044
Money Market Fund	-	113,285	-	-	-	-	-	-	-	113,285
Common/Collective Trust	-	2,551,570	850,212	-	-	-	-	-	-	3,401,782
GIC’s	-	1,206,164	-	-	-	-	-	-	-	1,206,164
Investments	$10,647,256	$3,871,019	$850,212	$603,966	$537,706	$3,438,969	$640,116	$843,450	$848,837	$22,281,531
Contributions receivable	2,217,417	939,802	295,900	189,929	184,887	1,268,888	221,061	295,605	295,900	5,909,389
Net assets available for benefits	$12,864,673	$4,810,821	$1,146,112	$793,895	$722,593	$4,707,857	$861,177	$1,139,055	$1,144,737	$28,190,920

           Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
                   Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

	Year ended January 31, 2006
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Changes in net assets:
Contributions	$2,294,706	$805,511	$328,215	$219,054	$204,944	$1,363,041	$243,699	$327,310	$328,215	$6,114,695
Interest and dividends	133,959	160,080	-	27,357	579	125,471	40,035	-	6,598	494,079
Net appreciation/ (depreciation) in fair value of instruments	(1,317,619)	4,486	85,599	119,464	103,252	(52,681)	11,399	87,574	99,525	(859,001)
Benefit payments	(634,095)	(252,230)	(50,357)	(33,256)	(31,800)	(210,777)	(37,452)	(49,984)	(50,726)	(1,350,677)
Administrative expenses	(3,214)	(8,900)	(2,528)	(1,610)	(1,599)	(10,885)	(1,894)	(2,517)	(2,535)	(35,682)
Net interfund transfers	(175,024)	(191,033)	23,256	(53,793)	(30,618)	357,452	40,253	18,810	(2,098)	(12,795)
Other, net	148,175	51,800	822	530	515	3,447	611	817	823	207,540
Net increase	446,888	569,714	385,007	277,746	245,273	1,575,068	296,651	382,010	379,802	4,558,159
Net assets available for benefits at beginning of year	12,417,785	4,241,107	761,105	516,149	477,320	3,132,789	564,526	757,045	764,935	23,632,761
Net assets available for benefits at end of year	$12,864,673	$4,810,821	$1,146,112	$793,895	$722,593	$4,707,857	$861,177	$1,139,055	$1,144,737	$28,190,920

           Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
                  Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)
	As of January 31, 2005
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Assets:
Common Stock	$10,135,091	$-	$-	$-	$-	$-	$-	$-	$-	$10,135,091
Mutual Funds	-	-	-	390,064	355,253	2,298,972	418,681	561,912	569,523	4,594,405
Money Market Fund	-	179,140	-	-	-	-	-	-	-	179,140
Common/Collective Trust	-	2,272,446	565,694	-	-	-	-	-	-	2,838,140
GIC’s	-	617,610	-	-	-	-	-	-	-	617,610
Investments	$10,135,091	$3,069,196	$565,694	$390,064	$355,253	$2,298,972	$418,681	$561,912	$569,523	$18,364,386
Contributions receivable	2,282,694	1,171,911	195,411	126,085	122,067	833,817	145,845	195,133	195,412	5,268,375
Net assets available for benefits	$12,417,785	$4,241,107	$761,105	$516,149	$477,320	$3,132,789	$564,526	$757,045	$764,935	$23,632,761

The above tables represent the net assets available for benefits for both the 401(k) and Profit Sharing Investments. The investments include a portion that is participant-directed. The tables include both non-participant and participant-directed investments, as the participant-directed investments cannot be segregated from the total.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	January 31,
	2006	2005
Net assets available for benefits per the financial statements	$28,738,207	$23,969,484
Amounts allocated to withdrawing participants	(4,191)	(1,043)
Net assets available for benefits per the Form 5500	$28,734,016	$23,968,441

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the year ended January 31, 2006:

Benefit payments per the financial statements	$1,359,325
Add: Amounts allocated to withdrawn participants at end of year	4,191
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of the year	(1,043)
Benefit payments per the Form 5500	$1,362,473

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not yet paid as of that date.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

7. Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, and subsequently, received a letter dated May 12, 2005, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Code, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being administered in accordance with the terms of the Plan and the applicable requirements of the Code.  Where appropriate, corrections or administrative procedures will continue to be implemented as needed by Plan Sponsor and the Plan to insure the continued qualified status of the Plan and related trust.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc. and shares of a common/collective trust and a stable value fund managed by Merrill Lynch. Wal-Mart Stores, Inc. is the Plan sponsor, and Merrill Lynch is the custodian and record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the custodial and record-keeping services amounted to $35,917 for the year ended January 31, 2006.

Supplemental Schedules

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
January 31, 2006
EIN #66-0475164
Plan #004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
**	Non-Participant-Directed:
*	Wal-Mart Stores, Inc.	Common Stock	$4,801,977	$10,647,256
*	Merrill Lynch	Premier Fund	113,285	113,285
*	Merrill Lynch	Retirement Preservation Trust	2,551,570	2,551,570
	AIG	GIC - 4.5%	156,058	156,058
	AIG Wrapper Contract	GIC - Wrapper Contract	2,439	2,439
	Bank of America	GIC - 4.6%	152,196	152,196
	Bank of America Wrapper Contract	GIC - Wrapper Contract	3,865	3,865
	IXIS Financial Products, Inc.	GIC - 4.0%	134,950	134,950
	IXIS Financial Products, Inc. Wrapper Contract	GIC - Wrapper Contract	4,145	4,145
	Genworth Life Insurance Company	GIC - 4.9%	2,495	2,495
	Genworth Life Insurance Company	GIC - 4.9%	4,910	4,910
	Genworth Life Insurance Company	GIC - 4.2%	9,510	9,510
	Hartford Life Insurance Company	GIC - 5.7%	7,655	7,655
	Hartford Life Insurance Company	GIC - 4.6%	9,669	9,669
	Hartford Life Insurance Company	GIC - 3.3%	10,841	10,841
	John Hancock Life Insurance Company	GIC - 4.6%	7,285	7,285
	JP Morgan Chase Bank	GIC - 4.8%	124,581	124,581
	JP Morgan Chase Bank Wrapper Contract	GIC - Wrapper Contract	2,700	2,700
	Metropolitan Life	GIC - 4.9%	2,499	2,499
	Metropolitan Life	GIC - 4.8%	4,892	4,892
	New York Life Insurance Company	GIC - 3.3%	5,494	5,494
	New York Life Insurance Company	GIC - 2.8%	4,791	4,791
	Pacific Life Insurance Company	GIC - 4.4%	7,196	7,196
	Pacific Life Insurance Company	GIC - 3.2%	5,453	5,453
	Pacific Life Insurance Company	GIC - 3.3%	8,145	8,145
	Principle Life Insurance Company	GIC - 4.0%	9,306	9,306

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
January 31, 2006
EIN #66-0475164
Plan #004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Non-Participant-Directed (continued):
	Principle Life Insurance Company	GIC - 4.3%	9,517	9,517
	Protective Life Insurance Company	GIC - 3.7%	9,311	9,311
	Protective Life Insurance Company	GIC - 3.9%	11,125	11,125
	Protective Life Insurance Company	GIC - 3.6%	11,014	11,014
	State Street Bank & Trust Company	GIC- 4.7%	173,742	173,742
	State Street Bank & Trust Company Wrapper Contract	GIC - Wrapper Contract	3,703	3,703
	Transamerica Life Insurance Company	GIC - 4.8%	123,371	123,371
	Transamerica Life Insurance Company Wrapper Contract	GIC - Wrapper Contract	2,030	2,030
	UBS AG	GIC- 4.5%	161,415	161,415
	UBS AG Wrapper Contract	GIC - Wrapper Contract	4,132	4,132
	United of Omaha Life Insurance Company	GIC - 4.1%	9,449	9,449
	United of Omaha Life Insurance Company	GIC - 2.8%	6,280	6,280
*	Merrill Lynch	Equity Index Trust GM	710,190	850,212
	American Europacific	Growth Fund GM	448,725	603,966
	Franklin Templeton Investments	Small-Mid Cap Growth Fund GM	366,274	537,706
	PIMCO Funds	Total Return Fund GM	3,500,528	3,438,969
	Ariel	Ariel Fund GM	528,288	640,116
	Massachusetts Investments	Growth Stock Fund GM	669,656	843,450
	Davis Funds	New York Venture Fund GM	623,178	848,837
				22,281,531

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
January 31, 2006
EIN #66-0475164
Plan #004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Participant-Directed:
*	Merrill Lynch	Equity Index Trust	163,421
	Ariel	Ariel Fund	19,678
	American Europacific	Growth Fund	63,741
	PIMCO Funds	Total Return Fund	75,181
	Davis Funds	New York Venture Fund	30,553
	Franklin Templeton Investments	Small-Mid Cap Growth Fund	85,059
	Massachusetts Investments	Growth Stock Fund	23,880
	Allianz Funds	RCM Innovation Fund	6,504
	AIM Fund	International Growth Fund	15,206
			483,223

	Total Investments		$22,764,754

*  Party-in-interest
** The amounts include both non-participant and participant-directed amounts as the participant-directed investments cannot be segregated from the total.

                Note: Column (d) is not applicable for participant directed investments.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4j - Reportable Transactions
January 31, 2006
EIN #66-0475164
Plan #004

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Assets (Including Interest Rate and Maturity in Case of Loans)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) - Series of individual transactions in excess of 5% of Plan assets as of January 31, 2006:

R Retirement Preservation Fd *		$954,722	$-	$954,722	$954,722	$-
Retirement Preservation Fd *		$-	$956,681	$956,681	$956,681	$-
Wal-Mart Stores, Inc. *	Common Stock	$-	$1,043,837	$623,177	$1,043,837	$420,660
Wal-Mart Stores, Inc. *	Common Stock	$2,767,624	$-	$2,767,624	$2,767,624	$-

There were no category (i), (ii) or (iv) transactions during the 2006 Plan year.

Columns (e) and (f), are not applicable.

* The above transactions include a portion that is participant-directed. The above table includes both non-participant and participant-directed transactions, as the participant-directed transactions cannot be segregated from the total.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                            Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Date: July 27, 2006                                        By:__/s/ Stephen R. Hunter___________________________
                                                                Vice President Retirement Savings Plans
                                                                Wal-Mart Stores, Inc.